◢South Street Securities LLC

825 Third Ave 35th floor
New York, New York 10022
Phone (212) 824-0738 Fax (212) 803-5068

February 23, 2016

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

We are providing this letter in connection with your review of the South Street Securities LLC's (the "Company") assertions under SEC Rule 17a-5 with respect to:

(1) Footnote 74 under 17 C.F.R. § 240. 17a-5 and the SEC FAQ dated April 4, 2014 question and answer 6 under which the Company claims exemption from 17 C.F.R. § 240.15c3-3 because the Company's business activities are limited to proprietary trading, and

(2) whether or not the Company has met the identified exemption provisions throughout the year ended December 31, 2015.

for the purpose of expressing moderate assurance that there are no material modifications that should be made to the Company's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 under 17 C.F.R. § 240. 17a-5 and the SEC FAQ dated April 4, 2014 question and answer 6 that the Company's business activities are limited to proprietary trading. We confirm, to the best of our knowledge and belief, as of February 25, 2014, the date of your report, the following representations made to you during your review.

1. We are responsible for compliance with the identified exemption provisions throughout the year end December 31, 2015.

2. The Company's assertions that it claimed exemption under the provisions set forth in Footnote 74 under 17 C.F.R. § 240. 17a-5 and the SEC FAQ dated April 4, 2014 question and answer 6 that the Company's business activities are limited to proprietary trading and that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception is the responsibility of management.

3. We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of your report.

4. There were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provisions subsequent to the period addressed in the Company's assertions.



Stephanie Pucci, Chief Executive Officer



David DeBiase, Chief Risk Officer